SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: July 26, 2002

TELENOR ASA

(Registrant's Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press release

Telenor second quarter: continued growth and increased margins

(Oslo, 26 July 2002) Telenor's second quarter results for 2002 are characterised by continued growth, particularly in the international mobile operations. Telenor Mobile now has in excess of ten million mobile subscriptions (pro rata). In Norway, a strong focus on operational efficiency has contributed to improved margins and lower investments in the fixed and mobile networks. "As well as expecting further growth in our mobile operations, we are now fully committed to rationalizing operations and reducing expenses and investments in the group. Telenor has a strong balance sheet and is well positioned for further development and value creation, particularly in our mobile operations outside Norway," said President and CEO Jon Fredrik Baksaas.

Telenor's revenues in the second quarter of 2002 were NOK 12,011 million, which is an increase of 19.5 per cent or NOK 1,956 million compared to the same period in the previous year. In the first half-year, the revenues increased by NOK 3,518 million compared to the same period last year, or 17.5 per cent, to NOK 23,547 million.

EBITDA (operating profit before depreciation, amortization and write-downs) increased in the second quarter by 46.0 per cent to NOK 3,212 million compared to the same period in the previous year. EBITDA for the first half year was NOK 6,112 million, which is an increase of NOK 1,315 million, or 27.4 per cent, compared to the first half of 2001.

Operating profit increased in the second quarter by NOK 1,000 million to NOK 691 million compared to the same period in the previous year[1]. In the first six months of the year operating profit increased by NOK 616 million to NOK 1,293 million compared to the same period in the previous year.

Profit before taxes and minority interests was NOK 383 million in the second quarter and NOK 414 million in the first half year 2002. Profit before taxes and minority interests in the second quarter and the first six months of 2001 of NOK 1,428 million and NOK 12,094 million respectively, were influenced by significant sales gains and write-downs.

The Telenor Mobile business area had a total EBITDA in the second quarter of NOK 1,774 million excluding gains and losses, which is equal to a growth of 115 per cent compared to the second quarter in the previous year. The EBITDA margin in the Norwegian activity increased by three percentage points to 39.5 per cent. The average revenue per user (ARPU) in Norway increased i from NOK 337 in second quarter last year to NOK 351 in the second quarter this year. At the end of the second quarter Telenor's pro rata share of mobile subscriptions, including Norway, was 10.4 million.

Telenor Networks had an EBITDA margin of 34.2 per cent in the second quarter, an increase compared to the second quarter last year of more than one percentage point. "Telenor Business Solutions shows a continued significant improvement in profit despite the weak IT related market. In Telenor Plus, expenses linked to ADSL have affected the result negatively, but we expect a positive EBITDA in this business area for the year as a whole," said President and CEO, Jon Fredrik Baksaas.

Net interest-bearing liabilities at the end of the second quarter were NOK 25.7 billion, and the equity ratio was 48 per cent.

Contact: Chief Press Spokesman Dag Melgaard, tel.: +47 67 89 26 71 or +47 901 92 000
Full report and presentations available at: www.telenor.com

[1] The figure was negative last year

Telenor ASA
Head office

Office address:
Snarøyveien 30
NO-1331 Fornebu
NORWAY

Postal address:
Telenor
NO-1331 Fornebu
NORWAY

Telephone:
+47 67 89 00 00
Telefax:
+47 67 89 24 33

Bankgiro:
7058.06 28700

Head office:
Telenor ASA
Snarøyveien 30
NO-1331 Fornebu,
Norway
Organisation number:
NO 971 050 365 MVA

Revenues; 2000–2002
Telenor group (NOK in millions)


2000
Q1 8,691
Q2 9,145
Q3 9,463
Q4 10,273
2001
Q1 10,001
Q2 10,055
Q3 10,064
Q4 15,920
2002
Q1 11,563
Q2 12,011
Q3
Q4
0
5,000
10,000
15,000
20,000

Telenor ASA second quarter 2002

KEY POINTS OF THE SECOND QUARTER 2002 COMPARED TO THE SECOND QUARTER 2001

- 19 % growth in revenues excluding gains, to NOK 11,939 million.
- 56 % growth in EBITDA adjusted for special items, to NOK 3,485 million.
- Operating profit adjusted for special items increased by NOK 657 million to NOK 1,069 million.
- Profit before taxes and minority interests increased by NOK 899 million to NOK 791 million adjusted for special items.
- 115 % growth in EBITDA excluding gains and losses in Telenor Mobile to NOK 1,774 million, 32 % growth excluding DiGi.Com and Pannon GSM.
- EBITDA margin in mNorway of 39.5 %, representing growth of 3 percentage points.
- ARPU in mNorway in the quarter increased to NOK 351 from NOK 337. ARPU in Pannon GSM and DiGi.Com was NOK 184 and NOK 158 respectively.
- EBITDA margin in Telenor Networks of 34 %, representing growth of just over 1 percentage point.
- Net interest bearing liabilities of NOK 25.7 billion at the end of the quarter.

Telenor's continued strong focus on the rationalization of operations contributed to improved margins and reduction in capital expenditure in both mobile and fixed telephony in Norway. The international mobile operations continue to show strong growth, and Telenor's proportional share of total subscriptions at the end of the second quarter was 8.0 million. The total number of subscriptions including Norway was 10.4 million. Business Solutions continues to show a significant improvement in profit despite a continued weak market in IT-related activities. Costs linked mainly to ADSL have had a negative effect on the results of Plus compared to the second quarter of 2001. The purchase of Canal Digital was completed effective 30 June this year. In July this year Telenor increased its ownership interest in Kyivstar and now holds a majority stake in the company. Telenor has signed an agreement with Song Networks Holding AB to take part in a planned financial restructuring of Song group, which would entail a merger with Telenor Business Solutions' activities in Sweden. The agreement is subject to several conditions.

› KEY FIGURES

	2nd quarter		1st half-year		Year
(NOK in millions)	**2002**	**2001**	**2002**	**2001**	**2001**
Revenues	12,011	10,055	23,574	20,056	46,040
Revenues excluding gains	11,939	10,017	23,457	19,714	40,604
Revenues excluding gains - growth	19.2 %	10.3 %	19.0 %	13.2 %	11.2 %
EBITDA	3,212	2,200	6,112	4,797	14,250
EBITDA excluding gains and losses	3,155	2,201	6,081	4,494	8,877
Operating profit	691	(309)	1,293	677	3,177
Associated companies	2	2,063	(178)	12,251	8,237
Profit before taxes and minority interests	383	1,428	414	12,094	10,255
Net income	1,107	(1,587)	1,324	5,455	7,079
Net income – US GAAP	1,584	(994)[3]	2,254	6,461[3]	8,838[3]
Net interest bearing liabilities			25,717	10,866	13,171
Investments:					
– Capex [1]	2,161	2,666	4,040	5,061	11,634
– Investments in businesses [2]	2,271	999	11,146	1,713	7,212

[1] Capex is investments in tangible fixed assets and intangible assets.
[2] Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.
[3] Figures for 2001 are on a pro forma basis.

The table below shows key figures that have been adjusted for special items (gains and losses, write-downs, expenses for restructuring, workforce reductions, loss contracts and exit of activities)[1]

	2nd quarter			1st half-year			Year	
(NOK in millions)	**2002**	**2001**	**Growth**	**2002**	**2001**	**Growth**	**2001**	**Growth**
Revenues	11,939	10,017	19.2 %	23,457	19,714	19.0 %	40,604	11.2 %
EBITDA	3,485	2,233	56.1 %	6,486	4,546	42.7 %	9,502	10.9 %
Operating profit	1,069	412	159.5 %	1,802	1,116	61.5 %	2,251	(18.1 %)
Associated companies	2	(486)	nm	(178)	(1,021)	nm	(1,746)	nm
Profit/loss before taxes and minority interests	791	(108)	nm	968	(425)	nm	(396)	nm

[1] Refer to the table at the end of the report for more details about special items

› KEY FIGURES FOR THE BUSINESS AREAS

Revenues excluding gains (NOK in millions)	2nd quarter 2002	2nd quarter 2001	Growth	1st half-year 2002	1st half-year 2001	Growth	Year 2001	Growth
Mobile	5,001	2,856	75.1 %	9,360	5,592	67.4 %	12,299	25.8 %
Networks	4,120	4,112	0.2 %	8,234	8,223	0.1 %	16,562	1.2 %
Plus	1,035	804	28.7 %	1,980	1,572	26.0 %	3,374	17.9 %
Business Solutions	1,525	1,423	7.2 %	3,124	2,807	11.3 %	5,940	37.6 %
Other units	2,741	3,407	(19.5 %)	5,755	6,714	(14.3 %)	12,914	(24.0 %)
Eliminations	(2,483)	(2,585)	(3.9 %)	(4,996)	(5,194)	(3.8 %)	(10,485)	(24.0 %)
Total revenues excluding gains	**11,939**	**10,017**	**19.2 %**	**23,457**	**19,714**	**19.0 %**	**40,604**	**11.2 %**

EBITDA excluding gains and losses[1] (NOK in milions)	2nd quarter 2002	Margin	2nd quarter 2001	Margin	1st half-year 2002	Margin	1st half-year 2001	Margin	Year 2001	Margin
Mobile	1,774	35.5 %	825	28.9 %	3,291	35.2 %	1,643	29.4 %	3,808	31.0 %
Networks	1,411	34.2 %	1,358	33.0 %	2,819	34.2 %	2,694	32.8 %	5,660	34.2 %
Plus	48	4.6 %	63	7.8 %	23	1.2 %	149	9.5 %	254	7.5 %
Business Solutions	35	2.3 %	(162)	(11.4 %)	26	0.8 %	(339)	(12.1 %)	(822)	(13.8 %)
Other units	(130)	(4.7 %)	139	4.1 %	(46)	(0.8 %)	430	6.4 %	192	1.5 %
Eliminiations	17	nm	(22)	nm	(32)	nm	(83)	nm	(215)	nm
Total EBITDA excluding gains and losses	3,155	26.7 %	**2,201**	**22.0 %**	6,081	26.1 %	**4,494**	**22.8 %**	**8,877**	21.9 %
Restructuring, loss contracts etc[2]	330	-	32	-	405	-	52	-	625	-
EBITDA adjusted for special items	3,485	29.2 %	**2,233**	**22.3 %**	6,486	27.7 %	**4,546**	**23.1 %**	**9,502**	**23.4 %**

[1] Operating profit excluding depreciation, amortization and write-downs and excluding gains and losses on disposal of fixed assets and operations.
[2] Refer to table at the end of the report for more details about special items.

› BUSINESS AREAS

› MOBILE

Revenues (NOK in millions)	2nd quarter 2002	2nd quarter 2001	1st half-year 2002	1st half-year 2001	Year 2001
mNorway	2,358	2,141	4,613	4,213	8,746
Pannon GSM	1,210	-	1,910	-	-
DiGi.Com	662	-	1,332	-	901
Grameen Phone	415	366	824	599	1,185
Other units	32	22	60	103	169
Total external revenues	**4,677**	**2,529**	**8,739**	**4,915**	**11,001**
Internal revenues	324	327	621	677	1,298
Gains on disposal	-	-	-	259	259
Total revenues	**5,001**	**2,856**	**9,360**	**5,851**	**12,558**
EBITDA	1,774	825	3,291	1,902	4,067
EBITDA excl. gains and losses	1,774	825	3,291	1,643	3,808
EBITDA excl. gains and losses – margin	35.5 %	28.9 %	35.2 %	29.4 %	31.0 %
Operating profit	**830**	**482**	**1,586**	**1,255**	**2,495**
Investments:					
– Capex	934	643	1,479	1,123	2,716
– Investments in businesses	5	363	7,950	750	4,495

It were a positive developments in the operations in Norway and abroad. The figures also reflects that Pannon GSM and DiGi.Com are consolidted. EBITDA increased by NOK 949 million compared to the second quarter in 2001.

mNorway (NOK in millions)	2nd quarter 2002	2nd quarter 2001	1st half-year 2002	1st half-year 2001	Year 2001
Traffic	1,481	1,299	2,768	2,507	5,212
SMS/MobilInfo/CPA	326	241	650	479	1,076
Subscription and connection	326	327	650	660	1,328
Other revenues	225	274	526	567	1,130
Total external revenues	**2,358**	**2,141**	4,613	**4,213**	**8,746**
Internal revenues	319	330	612	684	1,310
Gains on disposal	-	-	-	-	-
Total revenues	**2,677**	**2,471**	**5,225**	**4,897**	**10,056**
EBITDA excl. gains and losses	1,058	901	2,084	1,779	3,731
EBITDA excl. gains and losses – margin	39.5 %	36.5 %	39.9 %	36.3 %	37.1 %
Operating profit	**675**	**605**	**1,393**	**1,242**	**2,626**
Capex	235	433	448	724	1,674
ARPU – monthly (NOK)	351	337	342	335	340
No. of subscriptions (in thousand)			2,360	2,233	2,307

EBITDA excluding gains and losses; 2000–2002

Telenor group (NOK in millions)


2000
Q1
Q2
Q3
Q4
2.104
2.175
2.594
1.705
2001
Q1
Q2
Q3
Q4
2.293
2.201
2.096
2.287
2002
Q1
Q2
Q3
Q4
2.926
3.155
0
500
1,000
1,500
2,000
2,500
3,000
3,500

- Revenues in mNorway increased by 8.3 % compared to the second quarter last year, and the EBITDA margin increased by 3 percentage points to 39.5 %.
- The increase in revenues compared to the second quarter of 2001 was due to the increase in the total number of subscriptions and increased revenues from outgoing voice- and SMS traffic. This increase was partly offset by the reduction in revenues from incomming traffic due to price reductions and a decline in the sale of handsets and other equipment. ARPU increased by NOK 14 to NOK 351 compared to the second quarter of 2001. This increase reflects the increase in outgoing voice- and SMS traffic per subscriber. ARPU in the second quarter this year compared to the first quarter increased by NOK 17, due to increased outgoing voice traffic, roaming and incoming traffic.
- mNorway's estimated market share for GSM at the end of the second quarter was in line with the first quarter this year and in line with the second quarter last year, which was 63 %. The estimated mobile penetration in Norway increased slightly from first quarter this year, when it was 80.7 %.
- Increased EBITDA margin compared to the second quarter last year was primarily due to change in the composition of revenues. In addition mNorway has continued to focus on profitability through focus on expenses, especially travel, consulting and commission expenses.
- Capital expenditures decreased compared to the second quarter last year, mainly due to a lower level of capital expenditures in the GSM network. The capital expenditures in UMTS continue to be low.
- Write-downs on fixed assets of NOK 82 million were recorded in the second quarter related to the IT-systems portfolio in mNorway.
- Telenor has received notices of possible decisions from the Norwegian Post and Telecommunication Authority (PT) where Telenor, in PT's opinion, must reduce the interconnection prices in the GSM network, and further that PT consider to impose changes in the terms in the resale agreement between Telenor Mobil and Sence Communications, including reduced prices. The decisions can be appealed.

Pannon GSM – Hungary [1]	2nd quarter		1st half-year		Year
(NOK in millions)	2002	2001	2002	2001	2001
Revenues excluding gains	1,211	-	1,911	-	-
EBITDA excl. gains and losses	455	-	705	-	-
EBITDA excl. gains and losses – margin	37.6 %	-	36.9 %	-	-
Operating profit (excl amortization of net excess values)	267	-	400	-	-
Capex	311	-	375	-	-
ARPU - monthly (NOK)	184	-	183	-	-
No. of subscriptions (in thousand)		-	2,146	-	-

[1] Consolidated from 4 February 2002

- The total number of subscriptions in Pannon GSM increased by 719,000 (50 %) compared to the second quarter last year, and by 145,000 subscriptions compared to the first quarter this year.
- Increased subscriptions contributed to a 20 % growth in revenues and close to a 35 % increase in EBITDA compared to the second quarter last year. The growth in the number of prepaid subscriptions was especially strong. Prepaid subscriptions have on average lower revenue per subscriptions and ARPU is therefore reduced from NOK 223 in the second quarter last year to NOK 184 in the second quarter this year.
- Capital expenditure increased compared to the first quarter this year as a result of especially low investment activity in the first quarter.

DiGi.Com – Malaysia [1]	2nd quarter		1st half-year		Year
(NOK in millions)	2002	2001	2002	2001	2001
Revenues excluding gains	664	-	1,339	-	906
EBITDA excl. gains and losses	234	-	485	-	306
EBITDA excl. gains and losses – margin	35.2 %	-	36.2 %	-	33.8 %
Operating profit (excl amortization of net excess values)	139	-	293	-	181
Capex	292	-	530	-	459
ARPU - monthly (NOK)	158	-	164	-	180
No. of subscriptions (100 % in thousand)		-	1,284	-	1,039

[1] Consolidated from 1 September 2001

- The total number of subscriptions increased by 125,000 from the first quarter this year and 267,000 from the second quarter last year.
- DiGi.Com had growth in revenues in local currency of 8 % compared to the first quarter primarily as a result of more subscriptions. Revenues in NOK slightly decreased due to the strengthening of the Norwegian Krone. ARPU in the second quarter this year in local currency (MYR, which is linked to the US dollar) was in line with the first quarter despite strong growth in subscriptions, due to an increased use of SMS and content services.
- EBITDA in NOK is somewhat lower than the first quarter this year as a result of the NOK exchange rate development and increased sales- and advertising costs. Compared to the second quarter last year, EBITDA increased as a result of increased revenues and a strong focus on expenses.

Grameen Phone – Bangladesh	2nd quarter		1st half-year		Year
(NOK in millions)	2002	2001	2002	2001	2001
Revenues excluding gains	415	366	824	599	1,185
EBITDA excl. gains and losses	187	91	376	166	457
EBITDA excl. gains and losses – margin	45.1 %	24.9 %	45.6 %	27.7 %	38.6 %
Operating profit	150	60	297	108	328
Capex	96	203	107	336	425
ARPU - monthly (NOK)	173	203	182	215	190
No. of subscriptions (100 % in thousand)			625	335	464

- Growth in Grameen Phone continued in the second quarter and the total number of subscriptions increased by 75,000 in the quarter, representing a growth of 35 % since the end of last year. As before, increased revenues from traffic and customer equipment contributed to an increase in EBITDA. There was an underlying growth in revenues measured in local currency (BDT) of 30 % compared to the second quarter last year and 11 % compared to the first quarter this year.

Other units including eliminations and amortization of net excess values

(NOK in millions)	2nd quarter 2002	2001	1st half-year 2002	2001	Year 2001
EBITDA excl. gains and losses	(160)	(167)	(359)	(302)	(686)
Amortization of Telenor's net excess values	206	-	365	-	115
Operating loss	(401)	(183)	(797)	(95)	(640)
Capex	-	7	19	63	158

- Other units include mFuture, the mobile activities in Sweden (djuice.se), expenses related to the management and administration of the international mobile portfolio and amortizations of net excess values. The EBITDA loss decreased in the second quarter both compared to the first quarter this year and the second quarter last year. The improvement from the first quarter this year was due to a general improvement in profits in all units. Losses in djuice.se pulls down the EBITDA compared to the second quarter last year, due to launch of the services in the second half year of 2001.

Associated companies and joint ventures abroad

(NOK in millions)	2nd quarter 2002	2001	1st half-year 2002	2001	Year 2001
Telenors share of: [1]					
Revenues	2,640	2,718	5,392	5,759	11,678
EBITDA	967	753	1,779	1,589	3,544
Net income	352	61	476	83	421
Amortization of Telenor's net excess values	(202)	(363)	(417)	(720)	(1,276)
Write-downs of Telenor's excess values	-	(7,500)	-	(7,500)	(10,900)
Gain on disposal of ownership interests	-	10,728	-	21,435	21,432
Net result from associated companies	**150**	**2,926**	**59**	**13,298**	**9,677**
No. of subscriptions (Telenors share in thousand)			4,742	3,298	4,017

[1] The figures are partly based on management's estimates in connection with the preparation of the consolidated financial statements. Telenor's share of revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line "net result from associated companies". Sales between the associated companies and sales to group companies are included in revenues in the table. The table include Telenor's share of the results in DiGi.Com up to 1 September 2001 and the results from Pannon GSM up to 4 February 2002. Subsequent to these dates these companies are consolidated as subsidiaries.

- In July this year, Telenor acquired a further 16.5 % of the shares in Kyivstar for NOK 490 million, and Telenor now owns 61.9 % of the shares in the company. Telenor is currently working on a partnership structure which can reduce the ownership to 56.5 %, with a corresponding reduction in the investment. Revenues was NOK 1,271 million in 2001 and 439 million in the first quarter 2002 and the EBITDA margin was 30 % and 54 % respectively. At the end of second quarter 2002 the company had almost 1.5 million subscriptions.
- Telenor's share of total subscriptions increased by 730,000 (18 %) from the first quarter this year. The strong growth in subscriptions in DTAC in Thailand and Kyivstar in the Ukraine continued in the second quarter with a growth of 32 % and 13 % respectively, a total growth of 490,000 subscriptions (Telenor's share). A large part of the growth was prepaid subscriptions.
- In the second quarter this year the increase in Telenor's share of revenues adjusted for the acquisition and sale of associated companies was NOK 470 million (21 %) compared to the same period last year. The corresponding figure for growth in EBITDA was NOK 350 million (57 %).
- The reduction in amortization of Telenor's net excess values was due to the write-downs that were made last year as well as the acquisition and disposal of associated companies. In the second quarter last year the excess values in Sonofon were written down by NOK 7.5 billion.
- Gain on disposal of ownership interests in the second quarter last year was related to the sale of Esat Digifone.

› NETWORKS

Revenues (NOK in millions)	2nd quarter 2002	2001	1st half-year 2002	2001	Year 2001
Business market – PSTN/ISDN					
Subscriptions and connection	338	332	662	657	1,313
Trafikk	551	569	1,102	1,166	2,278
Total business market	**889**	**901**	**1,764**	**1,823**	**3,591**
Residential market PSTN/ISDN					
Subscriptions and connection	743	737	1,457	1,480	2,916
Traffic	913	985	1,839	1,975	3,896
Total residential market	**1,656**	**1,722**	**3,296**	**3,455**	**6,812**
Wholesale market – fixed network					
Domestic interconnect	188	176	379	340	722
International interconnect	75	108	164	241	418
Transit traffic	268	225	532	445	953
Total wholesale market	**531**	**509**	**1,075**	**1,026**	**2,093**
Total fixed network	**3,076**	**3,132**	**6,135**	**6,304**	**12,496**
Leased lines	255	264	513	518	1,040
Other revenues	131	125	281	235	570
Total external revenues	**3,462**	**3,521**	**6,929**	**7,057**	**14,106**
Internal revenues	658	591	1,305	1,166	2,456
Gains on disposal	-	-	-	-	6
Total revenues	**4,120**	**4,112**	**8,234**	**8,223**	**16,568**
EBITDA	1,407	1,354	2,815	2,690	5,666
EBITDA excl. gains and losses	1,411	1,358	2,819	2,694	5,660
EBITDA excl. gains and losses – margin	34.2 %	33.0 %	34.2 %	32.8 %	34.2 %
Operating profit	**587**	**594**	**1,227**	**1,252**	**2,175**
Investments:					
– Capex	445	799	911	1,550	3,694
– Investments in businesses	-	-	-	-	25

Operating profit/loss; 2000–2002
Telenor group (NOK in millions)


2000
Q1 1,166
Q2 817
Q3 1,234
Q4 412
2001
Q1 986
Q2 -309
Q3 -1,912
Q4 4,412
2002
Q1 602
Q2 691
Q3
Q4
-2,000 -1,000 0 1,000 2,000 3,000 4,000 5,000

- Total revenues in Networks was in line with the second quarter last year and the EBITDA margin increased to 34.2 %. The development follows the same trend as the first quarter.
- External revenues in the business market and the residential market decreased in relation to the second quarter last year. This was due to price reductions for some traffic categories and a slowdown in the market for fixed telephony, partly as a result of the transition to ADSL, and a larger share of the Internet traffic being invoiced by the Plus business area as prefix traffic. Easter was in the first quarter this year as opposed to the second quarter last year, and this had a positive effect on the traffic volume in the second quarter this year compared to the second quarter last year. The change over to ADSL and prefix traffic have resulted in reduced external revenues and increased internal revenues. A price increase in subscriptions and connections from 1 May this year contributed to increased external subscription and connection revenues, and offset the effect of the downturn in the number of subscriptions, particularly in the residential market.
- Telenor's market share (including internal prefix traffic) measured in traffic minutes at the end of the second quarter this year was 72.5 %, of which Network's market share was 65.5 %.
- The increase in external revenues from domestic interconnect compared to the second quarter last year was primarily due to the increased volume and resale of traffic and subscriptions. The decrease in external revenues from international interconnect was due to a fall in both price and volume for traffic from abroad. The increase in external revenues from transit traffic was due to the increased domestic transit traffic, including traffic between the mobile operators via the fixed network.
- Internal revenues increased as a result of increased sales of ADSL, leased lines and increased internal interconnect as a result of a greater share of the Internet traffic being internal prefix traffic.
- The increase in EBITDA compared to the second quarter last year was due primarily to lower operating expenses including consultancy and commission expences. A gradual workforce reduction led to salary and personnel costs being in line with the second quarter last year. Expenses related to legal disputes and workforce reductions were approximately at the same level as the second quarter last year. NOK 49 million was recorded as an expense for workforce reductions in the second quarter this year.
- Capital expenditure was reduced compared to last year. There was a strong focus on utilizing previous investments. More than NOK 220 million was invested in the first half of last year in the transatlantic fibre cable TAT 14, and approximately NOK 360 million for the whole of last year. As a result of the increase in assets under construction that has been put into service this year, depreciation increased, both compared to the second quarter last year and the first quarter this year.

› PLUS

Revenues	2nd quarter		1st half-year		Year
(NOK in millions)	2002	2001	2002	2001	2001
Broadcast	578	540	1,150	1,080	2,231
Content & Interactive	85	44	118	72	188
Internett	243	108	457	200	508
Other	2	5	6	8	15
Total external revenues	**908**	**697**	**1,731**	**1,360**	**2,942**
Internal revenues	127	107	249	212	432
Gains on disposal	-	1	-	4	12
Total revenues	**1,035**	**805**	**1,980**	**1,576**	**3,386**
EBITDA	**48**	**53**	**23**	**142**	**248**
EBITDA excluding gains and losses					
Broadcast	178	120	338	257	537
Content & Interactive	(57)	(34)	(105)	(55)	(128)
Internett	(44)	(6)	(161)	(7)	(76)
Other	(29)	(17)	(49)	(46)	(79)
Total EBITDA excluding gains and losses	**48**	**63**	**23**	**149**	**254**
Operating loss	**(114)**	**(93)**	**(299)**	**(143)**	**(841)**
Investments:					
– Capex	105	170	156	243	835
– Investments in businesses	2,256	362	2,370	431	906

- The acquisition of Canal Digital was completed effective from 30 June this year for accounting purposes, which increased Telenor's ownership share from 50 % to 100 %, for a total consideration of NOK 2,150 million.
- Growth in external revenues in Broadcast compared to the second quarter last year was mainly due to the increased customer base in cable TV and small antenna networks. The decrease in revenues from satellite transmission of analogue signals was partly offset by increased revenues from satellite transmission of digital signals. The cable TV company Sweden On-Line, consolidated from the third quarter last year, contributed external revenues of NOK 31 million in the second quarter this year.
- Increased external revenues in Internett in Norway was mainly attributed to ADSL. External revenues in Telenordia Privat AB, which was consolidated in fourth quarter last year, was NOK 63 million in the second quarter this year. The number of connected ADSL subscriptions increased from the beginning of the year by 30,000 in Norway, with 11,000 new subscriptions in the second quarter. The total number of connected ADSL subscriptions in Sweden increased from the beginning of the year by 12,000, with 1,000 new subscriptions in the second quarter.
- Increased external revenues in Content & Interactive was primarily due to the sale of program rights in connection with the Football World Cup.

- Increased EBITDA in Broadcast compared to the second quarter last year was primarily due to cable TV and the liquidation of loss-making operations last year.
- Expenses related to distribution of the Football World Cup, including program rights in Content & Interactive resulted in an increased EBITDA loss in the second quarter compared to second quarter last year.
- In Internett, the EBITDA loss in Telenordia Privat AB was NOK 11 million in the second quarter this year. The remaining EBITDA loss was due to the sale of ADSL in Norway. The launch of ADSL in Norway had a negative effect on the profits as a result of market campaigns with rebated connection and free usage, as well as increased costs for commission, marketing, customer services and network capacity. Reduced EBITDA loss in Internett compared to the first quarter this year, was due primarily to the lower sale of ADSL and increased revenues in the period.
- Depreciation and amortizations increased compared to the second quarter last year and was due to capital expenditures to develop the platform for interactive services in Content & Interactive and investments in cable TV, as well as the consolidation of Telenordia Privat AB in the fourth quarter last year. This was partly offset by reduced depreciation of satellite and equipment due to write-downs in the fourth quarter last year. Reduced capital expenditure compared to the second quarter last year related to the cable TV operations.

Associated companies	2nd quarter		1st half-year		Year
(NOK in millions)	2002	2001	2002	2001	2001
Telenors share of: [1]					
Revenues	456	440	943	783	1,717
EBITDA	(63)	(19)	(50)	(76)	(191)
Net income	(75)	(104)	(138)	(203)	(464)
Amortization of Telenor's net excess values	(16)	(16)	(33)	(28)	(58)
Write-downs of Telenor's excess values	-	-		-	(22)
Gains/losses on disposal of ownership interests	-	1		1	(3)
Net result from associated companies	**(91)**	**(119)**	**(171)**	**(230)**	**(547)**

[1] The figures are partly based on the management's estimates in connection with the preparation of the consolidated financial statements. Telenor's share of the revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line "net result from associated companies". Sales between the associated companies and sales to group companies are included in revenues in the table.

- Canal Digital was reported as an associated company until 30 June this year, when the company became a subsidiary of Telenor.
- Telenor's share of Canal Digital's revenues increased by 42 % to NOK 286 million compared to the second quarter in 2001.
- Telenor's share of the EBITDA loss in Canal Digital was NOK 34 million compared to a EBITDA loss of NOK 26 million in the second quarter last year.

› BUSINESS SOLUTIONS

Revenues	2nd quarter		1st half-year		Year
(NOK in millions)	2002	2001	2002	2001	2001
ASP, operating services, software, consulting services	186	300	385	642	1,077
Access, network and communication services	376	335	723	674	1,378
Total Business Solutions Norway	562	635	1,108	1,316	2,455
Nextra International	221	333	457	643	1,271
Business Solutions Sweden	193	17	420	20	310
CominCom/Combellga	162	143	333	273	580
Total Business Solutions International	576	493	1,210	936	2,161
Total external revenues	**1,138**	**1,128**	**2,318**	**2,252**	**4,616**
Internal revenues	387	295	806	555	1,324
Gains on disposal	-	-	-	-	-
Total revenues	**1,525**	**1,423**	**3,124**	**2,807**	**5,940**
EBITDA	**28**	**(167)**	**10**	**(344)**	**(828)**
EBITDA excluding gains and losses					
Business Solutions Norway	15	22	-	75	59
Business Solutions International	20	(184)	26	(414)	(881)
Total EBITDA excluding gains and losses	**35**	**(162)**	**26**	**(339)**	**(822)**
Operating loss	**(232)**	**(1,040)**	**(540)**	**(1,445)**	**(2,968)**
Investments:					
– Capex	182	317	303	706	1,041
– Investments in businesses	18	54	20	84	531

- The reduction in external revenues in Business Solutions Norway compared to the second quarter last year was primarily due to a continued weak market for the sale of operating services and considerably lower sales of operating service-related software.
- The external revenues in access, networks and communication services increased compared to the second quarter last year primarily related to the increased sale of access, data communication and call centre solutions. The data communication operation has experienced an increase in the demand and increased sale of IP VPN based solutions.
- The reduction in external revenues in Nextra International was due to the lack of revenues from activities that were disposed of in the fourth quarter last year. Current activities are experiencing weak or no growth, mainly as a result of continued weak market conditions in Europe as a whole. However, significant improvements in results have been achieved from efficiency improvements in Nextra International.
- The growth in external revenues in Business Solutions Sweden compared to the second quarter last year is the result of the consolidation of Telenordia in the fourth quarter last year. This has also contributed to increased internal revenues through the sale of services to Telenor Plus in Sweden.
- Reduced EBITDA in Business Solutions Norway was due to lower sales of operating services and operating service-related software.

Profit/loss before taxes and minority interests; 2000–2002
Telenor group (NOK in millions)


2000
Q1 908
Q2 749
Q3 314
Q4 32
2001
Q1 10,666
Q2 1,428
Q3 -2,547
Q4 708
2002
Q1 31
Q2 383
Q3
Q4
-4,000 -2,000 0 2,000 4,000 6,000 8,000 10,000 12,000

Operating service-related software generates amortization charges and not cost of materials. This decrease in EBITDA was partly offset by cost reductions and a higher gross margin from the sale of access, corporate networks and communication services.

- EBITDA in Business Solutions International improved significantly compared to the second quarter of last year. NOK 168 million of the increase in the EBITDA can be attributed to EBITDA losses in businesses sold or liquidated in 2001.
- The EBITDA margin in ComincCom/Combellga was reduced in the second quarter compared to earlier periods as a result of increased traffic charges due to national and international interconnections.
- Depreciation and amortizations decreased compared to the second quarter last year. This was due to write-downs made last year and lower investments compared to earlier periods, partly offset by the consolidation of Telenordia from the fourth quarter last year. Write-downs of NOK 605 million were made in the second quarter last year.
- Telenor has signed an agreement with Song Networks Holding AB to participate in a planned financial restructuring of Song group, which would entail a merger with Telenor Business Solutions' activity in Sweden. The agreement is subject to several conditions.

› EDB BUSINESS PARTNER

	2nd quarter		1st half-year		Year
(NOK in millions)	**2002**	**2001**	**2002**	**2001**	**2001**
External revenues	843	770	1,725	1,508	3,312
Internal revenues	246	363	488	731	1,458
Gains on disposal	-	25	1	33	41
Total revenues	**1,089**	**1,158**	**2,214**	**2,272**	**4,811**
EBITDA	80	178	139	328	447
EBITDA excl. gains and losses	80	153	138	295	406
Operating profit/loss	(20)	6	(56)	60	(1,208)
Investments:					
– Capex	61	-	88	100	174
– Investments in businesses	4	35	5	35	749

Operations that have been transferred to Itworks AS have been excluded from the figures for EDB Business Partner. In 2001 Ephorma AS was accounted for in accordance with the equity method until the company was sold in the fourth quarter of 2001. This creates a divergence in relation to the figures that are presented by EDB Business Partner ASA itself.

- Revenues in the second quarter showed a decrease in the Telecom and Consulting areas, whilst the Operations area showed an increase compared to the same quarter last year. The decrease in Telecom was due to a decrease in purchases from other Telenor companies and some reduction in revenues in international operations, partly due to the weaker US dollar. Revenues in the Consulting area decreased by 27 % on a comparable basis, as a result of the difficult market for consultancy services. The Operations area increased its revenues as a result of the acquisition of businesses.
- EBITDA decreased compared to the second quarter last year in all the areas with the exception of the Operations area, which stabilised its margin in relation to last year. The Operations area had a positive development in profits in the quarter as a result of lower costs. The main decrease in EBITDA occurred in the Telecom area and was due to reduced revenues.
- In the second quarter this year, charges of NOK 21 million were recorded in connection with workforce reductions, of which NOK 14 million were in the Telecom area and NOK 7 million were in the Bank/Finance area in Sweden.

› OTHER BUSINESS UNITS

Revenues	**2nd quarter**		**1st half-year**		**Year**
(NOK in millions)	**2002**	**2001**	**2002**	**2001**	**2001**
Satellite Services	578	322	1,175	552	1,210
Satellite Networks	141	77	295	162	354
Itworks	-	334	155	591	957
Other	120	120	237	229	473
Total external revenues	**839**	**853**	**1,862**	**1,534**	**2,994**
Internal revenues	167	283	373	561	1,038
Gains on disposal	-	-	-	-	1
Total revenues	**1,006**	**1,136**	**2,235**	**2,095**	**4,033**
EBITDA	**50**	**35**	**115**	**51**	**(37)**
EBITDA excluding gains and losses					
Satellite Services	90	38	175	67	152
Satellite Networks	26	12	55	25	51
Itworks	-	6	(15)	(13)	(102)
Other	(67)	(8)	(101)	(15)	(110)
Total EBITDA excluding gains and losses	**49**	**48**	**114**	**64**	**(9)**
Operating loss	**(39)**	**(47)**	**(69)**	**(99)**	**(686)**
Investments:					
– Capex	60	97	81	188	476
– Investments in businesses	(14)	33	744	223	252

- Increased external revenues in Satellite Services compared to the second quarter last year were due to the consolidation of Telenor Satellite Services, Inc. (NOK 195 million) from 11 January this year and increased revenues in the Norwegian activity resulting from increased volume of Inmarsat traffic. Marlink had lower revenues related to delayed invoicing from earth stations, reduced price and volume, and changes in exchange rates. Amendments in agreements in the former EIK cooperation led to increased revenues and operating expenses of NOK 40 million.
- Increased EBITDA in Satellite Services compared to the second quarter last year was primarily due to the consolidation of Telenor Satellite Services, Inc., which contributed NOK 34 million in the increase in EBITDA and increased revenues in the Norwegian operations.
- Increased external revenues in Satellite Networks compared to the second quarter last year were due to long-term contracts with NATO, the UN and the Norwegian Armed Forces entered into this

year and general increased sales in the international operations. EBITDA increased as a result of increased revenues and the restructuring process carried out, combined with a general focus on expenses.

- Itworks filed for bankruptcy on 24 April this year.
- In EBITDA for "Other" a non-recurring expense of NOK 66 million related the accounting of previously granted pension benefits in Teleservice was included.

› CORPORATE FUNCTIONS AND GROUP ACTIVITIES

Revenues	**2nd quarter**		**1st half-year**		**Year**
(NOK in millions)	**2002**	**2001**	**2002**	**2001**	**2001**
External revenues	73	91	154	195	375
Internal revenues	575	591	1,155	1,232	2,399
Gains on disposal	71	13	115	41	5,116
Total revenues	**719**	**695**	**1,424**	**1,468**	**7,890**
EBITDA	(193)	(112)	(250)	(125)	4,593
EBITDA excluding gains and losses	*(261)*	*(117)*	*(300)*	*(159)*	*(513)*
Operating profit/loss	(370)	(218)	(575)	(329)	4,139
Investments:					
– Capex	374	590	1,022	1,096	2,642
– Investments in businesses	2	37	57	70	127

- Reductions in external and internal revenues compared to the second quarter last year were due to lower revenues from the internal IT supplier as a result of reductions in the sale of application operations, fewer IT users and lower sales to former Telenor companies.
- EBITDA excluding gains and losses decreased compared to the second quarter last year. NOK 190 million in estimated losses on long-term leasing contracts was expensed in the second quarter due to the weaked market for the rental of office buildings. Telenor has adjusted its portfolio of owned and leased properties and has in previous periods realized significant gains on the sale of properties.
- Additional costs in connection with the relocation process and the change over to a new IT platform have also contributed to the increased EBITDA loss compared to the second quarter last year. Lower consultancy and acquisition costs, a down scaling of the International Centre and lower expenses in strategic group projects have had a positive effect on EBITDA.
- Increased depreciation compared to the seconds quarter last year was due to the new headquarter at Fornebu and new data solutions for the Telenor group.
- Capital expenditures in the second quarter were primarily related to the relocation at Fornebu including new data solutions.

› OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

	2nd quarter		**1st half-year**		**Year**
(NOK in millions)	**2002**	**2001**	**2002**	**2001**	**2001**
Depreciation of tangible assets	1,988	1,574	3,858	2,962	6,266
Amortization of goodwill [1]	246	163	484	298	668
Amortization of other intangible assets [1]	182	84	342	170	317
Total depreciation and amortization	**2,416**	**1,821**	**4,684**	**3,430**	**7,251**
Write-downs of tangible assets	105	84	132	86	1,556
Write-downs of goodwill	-	604	3	604	2,266
Total write-downs	**105**	**688**	**135**	**690**	**3,822**
Total depreciation, amortization and write-downs	**2,521**	**2,509**	**4,819**	**4,120**	**11,073**

[1] Specification of amortization of goodwill and other intangible assets

	2nd quarter		**1st half-year**		**Year**
(NOK in millions)	***2002***	***2001***	***2002***	***2001***	***2001***
DiGi.Com [1]	77	-	162	-	115
Pannon GSM [1]	176	-	293	-	-
Other Mobile	12	5	26	20	38
Total Mobile	265	5	481	20	153
Software licenses	38	36	77	78	155
Other Business Solutions	43	69	106	144	274
Total Business Solutions	81	105	183	222	429
Plus	28	20	49	34	70
EDB Business Partner	41	51	82	101	196
Other	13	66	31	91	137
Total	**428**	**247**	**826**	**468**	**985**

[1] Based on preliminary valuations and allocations of net excess values

- Measured in NOK both the depreciation and amortization in foreign subsidiaries and amortization of related net excess values are reduced due to the strengthening of the Norwegian Krone in the second quarter.
- Depreciation of tangible assets increased by NOK 414 million, compared to the second quarter of 2001. NOK 256 million of the increase was derived from the Mobile business area, of which NOK 225 million was related to DiGi.Com and Pannon GSM. NOK 83 million of the increase occurred in the Networks business area, and was a result of the increase in assets under constructions that has been put into service this year. Other increases were due to major investments following the first half of 2001, largely in connection with the new head office at Fornebu. Increased depreciation of tangible assets compared to the first quarter of this year was primarily due to the results of a full quarter of operations in Pannon GSM, as well as the growth in Networks.
- The write-downs carried out last year are estimated to have contributed approximately NOK 40 million in reduced depreciation of tangible assets, compared to the second quarter of 2001 and approximately NOK 80 million in reduced amortization of goodwill and other intangible assets.

Investments; 2000–2002
Telenor group (NOK in millions)


2000
Q1
Q2
Q3
Q4
1,429/847
2,218/5,257
3,038/32,353
3,736/1,794
2001
Q1
Q2
Q3
Q4
2,395/714
2,666/999
2,724/4,218
3,849/1,281
2002
Q1
Q2
Q3
Q4
1,879/8,875
2,161/2,271
Capex
Investments in businesses
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000

- The acquisition of Canal Digital and Kyivstar is expected to result in increased depreciation and amortization in future periods. Based on depreciation in the companies in the second quarter and the preliminary valuation and allocation of excess values, it is estimated that the quarterly depreciation and amortization will increase in the order of NOK 250 million.

Associated companies (NOK in millions)	**2nd quarter 2002**	**2nd quarter 2001**	**1st half-year 2002**	**1st half-year 2001**	**Year 2001**
Telenors share of [1]					
Revenues	4,458	4,728	9,107	9,766	20,467
EBITDA	911	752	1,772	1,555	3,492
Net income	224	(78)	278	(214)	(318)
Amortization of Telenor's net excess values	(222)	(408)	(456)	(807)	(1,427)
Write-downs of Telenor's excess values	-	(8,165)	-	(8,165)	(11,597)
Gains/losses on disposal of ownership interests	-	10,714	-	21,437	21,579
Net result from associated companies	**2**	**2,063**	**(178)**	**12,251**	**8,237**

[1] The figures are partly based on management's estimates in connection with the preparation of the consolidated financial statements. Telenor's share of revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line "net result from associated companies". Sales between the associated companies and sales to group companies are included in revenues in the table.

- Reduction in Telenor's share of revenues in associated companies compared to the second quarter last year was due to the consolidation of DiGi.Com, Pannon GSM and Telenordia as subsidiaries. Adjusted for these companies, Telenor's share of revenues and EBITDA compared to the second quarter last year increased by NOK 456 million and NOK 276 million, respectively. This increase was primarily due to growth in associated mobile companies abroad.
- Reduction in amortization of Telenor's net excess values were due primarily to the write-downs made last year and the effect of companies that were sold or acquired as subsidiaries. The write-downs in the second quarter of last year were related to Sonofon and Telenordia.
- Gain on disposal of ownership interests in the second quarter of last year was the sale of Esat Digifone.

Financial items (NOK in millions)	**2nd quarter 2002**	**2nd quarter 2001**	**1st half-year 2002**	**1st half-year 2001**	**Year 2001**
Financial income	128	258	266	568	897
Financial expenses	(379)	(293)	(716)	(857)	(1,396)
Net forreign currency gain/loss	(29)	-	(206)	(231)	(402)
Net gains/losses and write-downs	(30)	(291)	(45)	(314)	(258)
Net financial items	**(310)**	**(326)**	**(701)**	**(834)**	**(1,159)**
Gross interest expenses	(411)	(441)	(800)	(949)	(1,638)
Net interest expenses	(315)	(226)	(573)	(507)	(898)

- Reduction in financial income compared with the second quarter last year, was mainly related to the lower level of liquid assets.
- Financial expenses were higher compared to the second quarter last year. This is was due to an increase in average interest-bearing liabilities during the second quarter of this year and an increase in the average interest rates.
- The write downs of financial assets in the second quarter of this year was related mainly to shares owned by EDB Business Partner. In the second quarter of last year, the write down of the shares in Scandinavia Online was NOK 229 million.

› TAXES

- Telenor expects to have a tax income for the year. This is due to the decision to liquidate Telenor Digifone Holding AS. This was the company that sold the shares in Esat Digifone in 2001. The liquidation is expected to realize a taxable loss of around NOK 11.5 billion related to the taxable cost price of the shares for Telenor ASA.
- Telenor expects during the year to record a 28 % tax income on the aforementioned taxable loss, amounting to NOK 3.2 billion, which will result in a net tax income for the year. Current taxes in Norway on the results for 2002 are expected to be reduced to around zero. The remaining tax on the taxable loss will be taken to income as a deferred tax asset in 2002. In the first half of this year only parts of the expected tax income were recorded, and it is therefore expected that Telenor will also have a tax income for the remaining quarters of 2002.
- Telenor has not recognized any deferred tax assets on the expected losses in our associated companies and subsidiaries abroad.
- The actual tax rate may differ from the estimated rate.

› BALANCE SHEET

- Total assets decreased compared to the first quarter this year, mainly as a result of foreign currency translation. The strengthened value of the Norwegian Krone compared to a number of other currencies during second quarter this year, with a resulting reduction in the balance sheet value of assets and liabilities calculated in foreign currencies.
- Compared to the end of the first quarter, the net interest-bearing liabilities increased by NOK 1.3 billion. This was to a large extent due to the investment in Canal Digital, with a cash payment of NOK 2.15 billion, and a consolidation of the company's net

interest-bearing liabilities by NOK 0.5 billion. This was partially offset by the lower value in NOK of liabilities in foreign currency, both in foreign subsidiaries and on the group level.

- As a result of the investment in Canal Digital, intangible assets increased compared with the first quarter. This was partially offset by translation of net investments in foreign entities to NOK.
- The reduced book value of associated companies was primarily due to exchange rate effects and the consolidation of Canal Digital as of 30 june this year.
- The increased deferred tax assets was to a large extent due to parts of the tax loss carry-forward resulting from the liquidation of Telenor Digifone Holding AS, as mentioned above.
- The net effect of translation adjustments has reduced the shareholders' equity by NOK 1.8 billion compared to the first quarter this year. This was to a large extent connected with the investments in subsidiaries and associated companies in Asia and Hungary where Telenor has not established liabilities in foreign currencies to hedge the net investments, because these countries are not considered to have efficiently run capital markets.
- In the second quarter, shareholders' equity decreased by NOK 668 million in connection with the consolidation of Canal Digital. The acquisition of Canal Digital was completed effective from 30 June 2002 for accounting purposes, thereby increasing Telenor's equity interest from 50 % to 100 %. As a result of the transfer of risk at the time of entering into the agreement in June last year, 50 % of the company's loss, amortization of net excess values and calculated financing expenses for one year has been recorded directly against the group's shareholders' equity.

› US GAAP

Telenor has net income in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 1,584 million in the second quarter this year, compared to net income in accordance with Norwegian accounting principles of NOK 1,107 million. The main reason for the difference is that goodwill is not amortized from 1 January 2002 according to US GAAP, but has been replaced by an annual impairment test for all the reporting units with goodwill. In connection with the implementation of the new accounting standard, a valuation of all consolidated units with goodwill as of 1 January 2002 has been carried out, in accordance with the requirements of US GAAP. Fair value of these consolidated units with goodwill exceeded the carrying value, so that no goodwill impairments were recognized at the implementation. The annual impairment test will be carried out in the fourth quarter of this year.

› OUTLOOK FOR THE YEAR

- Telenor intends to continue to focus on its core activities, maintaining the market position of its Norwegian operations and increasing profitability by improving the efficiency of operational and investment activities.
- Developments in the second quarter of this year generally confirm the outlook given at the end of the previous quarter. Continued positive revenue growth is expected, derived to a large extent from businesses outside Norway.
- Telenor's mobile communications operations in Norway are expected to have a good growth in revenues. The profit will be influenced by the revenue growth and the focus on expenses.
- Telenor's mobile communications operations outside Norway are expected to have revenue growth. Revenue growth and focus on expenses are expected to retain a positive profitability.
- The Business Solutions business area is still experiencing low demand in the field of IT-related activities, but is still expected to achieve a positive EBITDA result for the year as a whole.
- Revenues and EBITDA margin for the Networks business area are expected to be at the same level as last year.
- Results in the Plus business area are expected to be strongly influenced by the increase in the number of ADSL subscriptions. EBITDA is expected to be positive for the year. Canal Digital is expected to achieve a positive EBITDA in the second half this year partly due to increase in the number of customers.
- Telenor's program for improving operational efficiency, Delta 4, is progressing according to plan.
- Capital expenditures including Kyivstar and Canal Digital are expected to amount to approximately NOK 10.5 billion, including about NOK 4.5 billion in foreign subsidiaries and about NOK 2 billion of investments in properties, and new IT-solutions for the group in Norway in connection with the relocation to Fornebu.
- Based upon a reduced investment level and good underlying development, EBITDA for the year is expected to well exceed the capital expenditures. EBITDA is expected to be on level with capital expenditures for the consolidated mobile operations abroad.
- Telenor's operating profit adjusted for special items is expected to be significantly higher than last year.

The unaudited interim consolidated financial statements according to Norwegian GAAP have been prepared on a basis consistent with Telenor's financial statements as of year end 2001. In accordance with US GAAP goodwill is no longer amortized as described above.

The accounts submitted with the report have not been audited. This report contains statements regarding the future connected with Telenor's growth initiatives, profit figures, strategies and objectives. In particular, the section "Outlook" contains forward looking statements regarding the group's future. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor's activities described in Telenor's Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the heading "Cautionary Statements Regarding Forward-Looking Statements" and "Risk Factors" (available on www.telenor.com/ir/annual_reports).

Oslo 25 July 2002
The Board of Directors of Telenor ASA

› PROFIT AND LOSS STATEMENT

Telenor group (NOK in millions except net income per share)	2nd quarter 2002	2nd quarter 2001	1st half-year 2002	1st half-year 2001	Year 2001
Revenues	11,939	10,017	23,457	19,714	40,604
Gains on disposal of fixed assets and operations	72	38	117	342	5,436
Total revenues	**12,011**	**10,055**	**23,574**	**20,056**	**46,040**
Costs of materials and traffic charges	3,219	2,604	6,322	4,945	10,204
Own work capitalized	(153)	(249)	(293)	(466)	(1,002)
Salaries and personell costs	2,416	2,545	5,055	5,018	10,165
Other operating expenses	3,302	2,916	6,292	5,723	12,360
Losses on disposal of fixed assets and operations	15	39	86	39	63
Depreciation and amortization	2,416	1,821	4,684	3,430	7,251
Write-downs	105	688	135	690	3,822
Total operating expenses	**11,320**	**10,364**	**22,281**	**19,379**	**42,863**
Operating profit	**691**	**(309)**	**1,293**	**677**	**3,177**
Associated companies	**2**	**2,063**	**(178)**	**12,251**	**8,237**
Net financial items	(310)	(326)	(701)	(834)	(1,159)
Profit before taxes and minority interests	**383**	**1,428**	**414**	**12,094**	**10,255**
Taxes	773	(3,026)	868	(6,652)	(3,897)
Minority interests	(49)	11	42	13	721
Net income	**1,107**	**(1,587)**	**1,324**	**5,455**	**7,079**
EBITDA	3,212	2,200	6,112	4,797	14,250
EBITDA excluding gains and losses	3,155	2,201	6,081	4,494	8,877
EBITDA excluding gains and losses – margin	26.4 %	22.0 %	25.9 %	22.8 %	21.9 %
Net Income per share in NOK – basic	0.624	(0.895)	0.746	3.078	3.994
Net Income per share in NOK – diluted	0.624	(0.891)	0.746	3.075	3.990
US GAAP					
Net Income [1]	1,584	(1,516)	2,254	5,494	7,004
Pro forma net income 2001 [2]	-	(994)	-	6,461	8,838
Net Income per share in NOK – basic	0.892	(0.855)	1.270	3.100	3.952
Net Income per share in NOK – diluted	0.892	(0.854)	1.270	3.097	3.948
Pro forma net income per share in NOK 2001 – basic [2]	-	(0.561)	-	3.645	4.987
Pro forma net income per share in NOK 2001 – diluted [2]	-	(0.560)	-	3.641	4.982

[1] US GAAP net income first quarter 2002 is corrected to NOK 670 million (from NOK 560 million previously reported) due to changes in taxes on goodwill. Net income per share (basic and diluted) is corrected to 0.377 (from 0.316).

[2] Pro forma net income and pro forma net income per share in 2001 in NOK (basic and diluted) reflects the effects assuming SFAS 142 were adopted 1 January 2001.

› BALANCE SHEET

Telenor group (NOK in millions)	30.06.2002	31.03.2002	30.06.2001	31.12.2001
Deferred tax assets	1,823	832		600
Intangible assets	17,895	17,346	6,852	9,600
Tangible assets	39,514	40,282	30,988	37,608
Associated companies	12,243	13,196	20,964	14,246
Other financial assets	4,436	4,495	4,774	4,041
Total fixed assets	**75,911**	**76,151**	**63,578**	**66,095**
Other current assets	11,987	12,922	10,390	10,530
Cash and interest bearing investments	3,305	3,115	12,087	5,998
Total current assets	**15,292**	**16,037**	**22,477**	**16,528**
Total assets	**91,203**	**92,188**	**86,055**	**82,623**
Shareholders equity	40,727	42,072	41,367	42,144
Minority interests	3,206	3,450	2,922	3,539
Total equity and minority interests	**43,933**	**45,522**	**44,289**	**45,683**
Long-term non-interest bearing liabilities	1,806	1,392	505	1,149
Long-term interest bearing liabilities	27,908	26,644	22,794	18,497
Total long-term liabilities	**29,714**	**28,036**	**23,299**	**19,646**
Short-term non-interest bearing liabilities	16,441	17,710	18,308	16,622
Short-term interest bearing liabilities	1,115	920	159	672
Total short-term liabilities	**17,556**	**18,630**	**18,467**	**17,294**
Total equity and liabilities	**91,203**	**92,188**	**86,055**	**82,623**
US GAAP				
Shareholders equity	42,357	43,200	41,686	42,944

› SHAREHOLDERS EQUITY

Telenor group (NOK in millions)	
Balance as of 31 December 2001	42,144
Net income	1,324
Consolidation Canal Digital	(668)
Translation adjustments	(2,073)
Balance as of 30 June 2002	**40,727**

› CASH FLOW STATEMENT

Telenor group	1st half-year		Year
(NOK in millions)	2002	2001	2001
Net cash flow from operating activities	5,148	3,343	6,993
Net cash flow from investment activities	(16,033)	26,562	20,891
Net cash flow from financing activities	8,025	(20,126)	(24,351)
Net change in cash and cash equivalents	**(2,860)**	**9,779**	**3,533**
Cash and cash equivalents 01.01	5,839	2,306	2,306
Cash and cash equivalents by the end of the period	2,979	12,085	5,839

› THE BUSINESS AREAS SECOND QUARTER

(NOK in millions)	Revenues[1]		of which external[1]		EBITDA		Operating profit/loss		Associated companies		Net financial items		Profit before taxes and minority interests	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Mobile	5,001	2,856	4,677	2,529	1,774	825	830	482	155	2,919	(345)	136	640	3,537
Networks	4,120	4,112	3,462	3,521	1,407	1,354	587	594	-	-	(56)	(33)	531	561
Plus	1,035	805	908	698	48	53	(114)	(93)	(91)	(119)	(98)	(223)	(303)	(435)
Business Solutions	1,525	1,423	1,138	1,128	28	(167)	(232)	(1,040)	(1)	(739)	51	(70)	(182)	(1,849)
EDB Business Partner	1,089	1,158	843	795	80	178	(20)	6	(2)	4	(38)	(17)	(60)	(7)
Media[2]	-	455	-	425	-	55	-	35	-	(10)	-	11	-	36
Other business units	1,006	1,136	839	853	50	35	(39)	(47)	(56)	16	(83)	(58)	(178)	(89)
Corporate functions and group activities	719	695	144	104	(193)	(112)	(370)	(218)	-	-	262	(74)	(108)	(292)
Eliminations	(2,484)	(2,585)	-	2	18	(21)	49	(28)	(3)	(8)	(3)	2	43	(34)
Total	12,011	10,055	12,011	10,055	3,212	2,200	691	(309)	2	2,063	(310)	(326)	383	1,428

› THE BUSINESS AREAS FIRST HALF-YEAR

(NOK in millions)	Revenues[1]		of which external[1]		EBITDA		Operating profit/loss		Associated companies		Net financial items		Profit before taxes and minority interests	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Mobile	9,360	5,851	8,739	5,174	3,291	1,902	1,586	1,255	64	13,291	(836)	(82)	814	14,464
Networks	8,234	8,223	6,929	7,057	2,815	2,690	1,227	1,252	-	-	(83)	(66)	1,144	1,186
Plus	1,980	1,576	1,731	1,364	23	142	(299)	(143)	(171)	(230)	(197)	(255)	(667)	(628)
Business Solutions	3,124	2,807	2,318	2,252	10	(344)	(540)	(1,445)	-	(799)	31	(125)	(509)	(2,369)
EDB Business Partner	2,214	2,272	1,726	1,541	139	328	(56)	60	(3)	-	(55)	(32)	(114)	28
Media[2]	-	958	-	896	-	235	-	199	-	(20)	-	22	-	201
Other business units	2,235	2,095	1,862	1,534	115	51	(69)	(99)	(62)	19	(168)	(103)	(299)	(183)
Corporate functions and group activities	1,424	1,468	269	236	(250)	(125)	(575)	(329)	(2)	7	604	(190)	27	(512)
Eliminations	(4,997)	(5,194)	-	2	(31)	(82)	19	(73)	(4)	(17)	3	(3)	18	(93)
Total	23,574	20,056	23,574	20,056	6,112	4,797	1,293	677	(178)	12,251	(701)	(834)	414	12,094

[1] Revenues include gains on disposal of fixed assets and operations
[2] Sold as of 1 October 2001

› ANALYTICAL INFORMATION

	2000				2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Revenues (NOK in millions)	8,691	9,145	9,463	10,273	10,001	10,055	10,064	15,920	11,563	12,011
EBITDA excluding gains and losses (NOK in millions)	2,104	2,175	2,594	1,706	2,293	2,201	2,096	2,287	2,926	3,155
Operating profit/loss (NOK in millions)	1,166	817	1,234	412	986	(309)	(1,912)	4,412	602	691
Profit/loss before taxes and minority interests (NOK in millions)	908	749	314	32	10,666	1,428	(2,547)	708	31	383
Equity ratio including minority interests (%)	44.5	41.6	25.9	40.8	51.9	51.5	55.1	55.3	49.4	48.2
Net interest bearing liabilities (NOK in millions)	12,750	18,904	51,719	40,496	20,502	10,866	16,358	13,171	24,449	25,717
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	1.5	2.2	5.9	4.7	2.3	1.2	2.0	1.5	2.6	2.5
No. of man-years	22,350	23,530	25,170	20,150	20,450	21,300	23,200	21,000	22,250	21,650
– of which abroad	3,300	3,550	4,580	5,050	5,300	5,900	7,600	6,300	7,700	7,800
MOBILE										
mNorway										
No. of mobile subscriptions (NMT + GSM)	2,012,000	2,103,000	2,134,000	2,199,000	2,189,000	2,233,000	2,289,000	2,307,000	2,314,000	2,360,000
No. of GSM subscriptions	1,817,000	1,925,000	1,973,000	2,056,000	2,098,000	2,147,000	2,211,000	2,237,000	2,249,000	2,299,000
– of which prepaid	797,000	851,000	870,000	911,000	938,000	969,000	1,023,000	1,027,000	1,051,000	1,094,000
Traffic minutes per GSM subscription per month, generated and terminated [3]	166	170	184	174	171	175	182	177	171	185
Revenue per GSM subscription per month (ARPU):										
– total	309	347	355	340	333	337	357	331	334	351
– contract	438	471	499	485	479	492	526	479	481	511
– prepaid	138	191	175	156	152	146	159	159	162	168
No. of SMS and content messages (in millions)	166	205	254	277	315	323	359	376	391	403
Pannon GSM (Hungary)										
No. of mobile subscriptions	-	-	-	-	-	-	-	-	2,001,000	2,146,000
– of which prepaid	-	-	-	-	-	-	-	-	1,446,000	1,596,000
Traffic minutes per GSM subscription per month, generated and terminated	-	-	-	-	-	-	-	-	113	115
Revenue per GSM subscription per month (ARPU):										
– total	-	-	-	-	-	-	-	-	182	184
– contract [4]	-	-	-	-	-	-	-	-	383	391
– prepaid	-	-	-	-	-	-	-	-	97	98
No. of SMS and content messages (in millions)	-	-	-	-	-	-	-	-	183	184
DiGi.Com (Malaysia)										
No. of mobile subscriptions (100%)	-	-	-	-	-	-	-	1,039,000	1,159,000	1,284,000
– of which prepaid	-	-	-	-	-	-	-	902,000	1,044,000	1,176,000
Traffic minutes per GSM subscription per month, generated and terminated	-	-	-	-	-	-	-	204	197	189
Revenue per GSM subscription per month (ARPU):										
– total	-	-	-	-	-	-	-	180	169	158
– contract	-	-	-	-	-	-	-	265	313	331
– prepaid	-	-	-	-	-	-	-	166	150	142
No. of SMS and content messages (in millions)	-	-	-	-	-	-	-	61	77	101

	2000				2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Grameen Phone (Bangladesh)										
No. of mobile subscriptions (100%)	81,000	106,000	135,000	191,000	242,000	335,000	373,000	464,000	550,000	625,000
– of which prepaid	17,000	33,000	48,000	49,000	77,000	149,000	190,000	279,000	353,000	424,000
Traffic minutes per GSM subscription per month, generated and terminated	369	398	342	313	335	302	333	292	308	297
Revenue per GSM subscription per month (ARPU):										
– total	283	288	244	226	226	203	204	173	191	173
– contract	330	361	313	278	275	277	282	259	311	297
– prepaid	54	91	107	102	109	88	119	106	118	104
No. of SMS and content messages (in millions)	0.1	0.1	0.2	0.3	0.4	0.5	1.0	1.3	3.8	6.8
Associated companies										
Telenor's share of mobile subscriptions	1,339,000	1,617,000	2,864,000	3,303,000	3,383,000	3,298,000	3,404,000	4,017,000	4,015,000	4,742,000
NETWORKS										
No. of PSTN subscriptions [1]	1,826,000	1,773,000	1,724,000	1,680,000	1,646,000	1,619,000	1,573,000	1,545,000	1,522,000	1,497,000
No. of ISDN subscriptions (lines) [1]	1,355,000	1,440,000	1,513,000	1,590,000	1,664,000	1,701,000	1,727,000	1,766,000	1,803,000	1,818,000
PSTN/ISDN generated traffic (mill. minutes)	5,396	4,889	4,404	4,871	4,956	4,481	4,083	4,440	4,275	3,966
Fixed line market share of traffic minutes (including Internet) (%)	83	79	78	73	73	73	73	73	73	72.5
PLUS										
No. of internet subscriptions residential market Norway	460,000	505,000	548,000	625,000	683,000	718,000	757,000	831,000	893,000	915,000
– of which Frisurf	110,000	150,000	188,000	248,000	305,000	343,000	386,000	437,000	481,000	503,000
– of which ADSL	-	-	-	-	3,000	5,000	11,000	23,000	42,000	53,000
No. of internet subscriptions residential market Sweden	-	-	-	-	-	-	-	310,000	309,000	311,000
– of which Frisurf	-	-	-	-	-	-	-	72,000	81,000	86,000
– of which ADSL	-	-	-	-	-	-	-	4,000	15,000	16,000
No. of fixed line subscriptions residential market Sweden (PSTN)	-	-	-	-	-	-	-	50,000	55,000	55,000
No. of pay television subscribers in the Nordic region										
– Cable-TV	288,000	312,000	350,000	357,000	362,000	362,000	367,000	561,000	557,000	559,000
– Small antenna networks (SMATV)	1,002,000	1,038,000	1,066,000	1,086,000	1,145,000	1,021,000	1,061,000	1,105,000	1,107,000	1,093,000
– Home satellite dish (DTH) [2]	417,000	418,000	452,000	506,000	531,000	569,000	592,000	657,000	647,000	679,000
BUSINESS SOLUTIONS										
No. of internet subscriptions business market Norway	10,000	12,000	13,000	13,000	13,000	15,000	15,000	16,000	17,000	17,000
– of which ADSL	-	-	-	-	-	-	-	1,000	1,000	2,000
No. of internet subscriptions business market Sweden	-	-	-	-	-	-	-	10,000	10,000	10,000
No. of fixed line subscriptions business market Sweden (PSTN)	-	-	-	-	-	-	-	2,000	2,000	2,000
No. of internet subscriptions outside Norway and Sweden region (Nextra)	64,000	80,000	82,000	104,000	119,000	120,000	114,000	106,000	108,000	102,000

[1] The figures in the period 2nd quarter 2001 to 4th quarter 2001 are adjusted
[2] Includes all subscribers in Canal Digital. In the 1st quarter 2002 56,000 subscribers were transferred to Otrum
[3] The figure in 4th quarter 2001 is adjusted
[4] The figure in 1st quarter 2002 is adjusted

› SPECIAL ITEMS

(NOK in millions)	2nd quarter 2002	2nd quarter 2001	1st half-year 2002	1st half-year 2001	Year 2001
EBITDA reported	3,212	2,200	6,112	4,797	14,250
Gains on disposal of fixed assets and operations	(72)	(38)	(117)	(342)	(5,436)
Losses on disposal of fixed assets and operations	15	39	86	39	63
EBITDA excluding gains and losses	**3,155**	**2,201**	**6,081**	**4,494**	**8,877**
Expenses for restructuring, workforce reductions, loss contracts and exit of activities					
Mobile	-	-	6	-	-
Networks	49	-	49	-	-
Plus	4	32	4	32	49
Business Solutions	-	-	5	20	229
EDB Business Partner	21	-	49	-	170
Other	256	-	292	-	177
Total restructuring expenses etc.	**330**	**32**	**405**	**52**	**625**
Adjusted EBITDA	**3,485**	**2,233**	**6,486**	**4,546**	**9,502**
Write-downs					
Mobile	88	6	113	6	22
Networks	-	-	-	-	570
Plus	-	-	2	-	494
Business Solutions	(2)	605	(2)	605	1,110
EDB Business Partner	1	74	4	74	1,262
Other	18	3	18	5	364
Total write-downs	**105**	**688**	**135**	**690**	**3,822**
Adjusted operating profit	**1,069**	**(953)**	**1,802**	**(249)**	**2,251**
Special items associated companies					
Gains/losses on disposal of ownership interests	-	(10,714)	-	(21,437)	(21,579)
Write-down Sonofon	-	7,500	-	7,500	7,500
Write-down Telenordia	-	665	-	665	665
Write-down DTAC/UCOM	-	-	-	-	3,400
Other write-downs associated companies	-	-	-	-	31
Total special items associated companies	**-**	**(2,549)**	**-**	**(13,272)**	**(9,983)**
Net gains/losses and write-downs financial items	**30**	**292**	**45**	**314**	**258**
Adjusted profit/loss before taxes and minority interests	**791**	**(108)**	**968**	**(425)**	**(396)**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: Torstein Moland
Name: Torstein Moland
Title: CFO

[By:
Name:
Title:]

Date: 26 July, 2002